Filed by Nexstar Broadcasting Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Media General, Inc.

Filer’s SEC File No.: 000-50478

Date: September 28, 2015

The following contains an investor presentation regarding the proposed acquisition of Media General, Inc. by Nexstar Broadcasting Group, Inc.

A Compelling Combination

September 28, 2015

Disclaimer

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Nexstar Broadcasting

Group, Inc. (“Nexstar”) has made for a business combination transaction with Media General, Inc. (“Media General”). In furtherance of this proposal and subject to future developments, Nexstar (and, if a negotiated transaction is agreed, Media General) may file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Nexstar and/or Media General may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to stockholders of Media General. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Nexstar and certain of its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Forward-Looking Statements

This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words “guidance,” “believes,” “expects,” “anticipates,” “could,” or similar expressions. For these statements, Nexstar claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of any possible transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the possibilities that Nexstar will not pursue a transaction with Media General and that Media General will reject a transaction with Nexstar (or otherwise that no transaction will be consummated), the impact of changes in national and regional economies, our ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Nexstar, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Unless required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see our filings with the Securities and Exchange Commission.

2

Compelling Combination

Creates leading pure-play broadcast operator

– Top 2 operator maximizes benefits of increased scale

– Increased geographic diversity brings expanded audience reach

– Portfolio diversification creates additional opportunities – extensive digital media assets

Financially compelling transaction

– ~$840 million of broadcast EBITDA1

– Pro forma average ‘15/’16 free cash flow, net of divestitures, in excess of $10.50 per share

– $75 million in synergies in year one

Superior transaction for MEG shareholders vs. Meredith acquisition

– Significant premium vs. Media General standalone and Media General / Meredith

– Cash consideration nearly equal to MEG’s current share price

– Share in future upside of strong, well-positioned company

– No exposure to publishing

– Minimal divestitures / leakage

– Proven Nexstar management team: Unrivaled broadcast industry experience

– Annual dividend

3 Source: Company filings and Wall Street research.

(1) EBITDA post $75 million of synergies and an estimated $30 million of divestitures.

Proposed Transaction Summary

Consideration	$14.50 per share in the form of ~72% cash and ~28% in Nexstar stock ▪ $10.50 per share in cash, not reduced for termination fee ▪ Fixed exchange ratio of 0.0898x Nexstar shares per Media General share ~$4.1bn transaction value, including assumption of Media General debt
Premium	30.0% premium to current Media General stock price[1]
Ownership	Nexstar shareholders to own ~74% Media General shareholders to own ~26%
Leverage and Capital Structure	Cash consideration and Meredith break-up fee (~$0.50 per Media General share) funded via new loans and bonds Approximately 5.5x leverage at close[2]
Synergies	Estimated to be at least $75 million synergies in year one, subject to due diligence confirmation
Approvals & Timing	Shareholder vote required at both companies FCC approval; required divestitures identified and modest in scale Anticipated closing by 6/30/16 if deal can be signed in next 2 months

Source: Company filings and Wall Street research.
(1) Represents premium to closing price on September 25th, 2015.
(2) Assumes June 30, 2016 close, includes synergies and divestitures.

4

Combined Financial Profile

‘15E / ‘16E Blended Financials

Financial Combined metrics company1

Revenue $974 $1,454 $2,3422

Adjusted EBITDA $344 $453 $8423

Adjusted EBITDA margin 35.3% 31.2% 35.9%

Capex $25 $53 $78

Net debt / Adjusted EBITDA 4.2x4 4.6x4 ~5.5x5

Source: Company filings and Wall Street research. Note: Dollars in millions.

(1) Includes impact of divestitures.

Assumes the divestiture of revenue of $85 million.

Assumes $75 million of synergies and the divestiture of $30 million of EBITDA.

(4) Net debt as of December 31, 2015.

Net debt as of June 30, 2016 assumed transaction close.

Strong and Complementary Nationwide Coverage

Pro forma: 162 Television Stations in 99 markets reaching ~39% of all U.S. TV HH

Nexstar Markets Media General Markets Overlap Markets

6

Strong and Complementary Nationwide Coverage Pro forma: 162 Television Stations in 99 markets reaching ~39% of all U.S. TV HH

Nexstar Markets Media General Markets Overlap Markets

6

Media General Is Highly Complementary

Nexstar/Media General combination creates a leading pure-play broadcaster with enhanced scale and geographic diversity to continue competing effectively in a consolidating market

Combined company would have 162 broadcast stations in 99 markets reaching 39% of U.S. households, the second most of any major affiliate group

Positions combined company favorably for 2016 presidential race with significant presence in battleground states, e.g.

Ohio, North Carolina, Florida

Increases Nexstar’s broadcast portfolio by two thirds, more than doubles its audience reach, and provides entry into 14 new top-50 designated marketed areas (DMAs)

Increases scale / reach of combined digital operations

– Pro forma digital revenue of approximately $285 million

– Digital properties of each company already partner in a number of areas

– Nexstar management track record of running profitable digital media initiatives

Nexstar highly values Media General’s station and digital management team and sales force which will benefit enormously from the expanded opportunities, resources and greater long-term growth prospects of the combined company

Advertisers to benefit from a more comprehensive, integrated and competitive offering across all markets

7

Source: Management estimates.

Pure Play with Greater Broadcast Scale

	Nexstar / Media General (Post-Divestitures)	Media General / meredith (Post-Divestitures)	
Stations	**162**	**82**	
Markets	**99**	**54**	
U.S. Households Reach	**39%**	**30%**	**+ 900 bps**
Total Revenue ('15E / '16E)	$2,342[1]	$2,908[2]	
% Publishing (National Media)	--	37.1%	
Total EBITDA ('15E / '16E)	$842[3]	$780[4]	
% Publishing (National Media)	--	17.8%	
Total Broadcast Revenue (incl. Digital) (Local Media)	$2,342[1]	$1,829[2]	
Total Broadcast EBITDA (incl. Digital) (Local Media)	$842[3]	$615[4]	**+ 37%**
Synergies	$75 in year 1	$60 in year 1	
Divestitures	~$300[5]	~$700[6]	**~(60%)**
Net % Acquired Broadcast EBITDA	100%	45.7%	

Source: Company filings and Wall Street research.
Note: Dollars in millions.
(1) *Assumes the divestiture of revenue of $85 million.*
(2) *Assumes the divestiture of revenue of $180 million.*
(3) *Includes $75 million of synergies and assumes the divestiture of $30 million of EBITDA.*
(4) *Represents $453 million and $187 million of EBITDA attributable to Media General and Meredith Broadcasting, respectively, less the divestiture of $70 million of EBITDA attributable to Broadcasting plus assumed $45 million of Broadcast and $72 million in total synergies, net of divestitures.*
(5) *Assumes $30 million of EBITDA at a 10x multiple.*
(6) *Assumes $70 million of EBITDA at a 10x multiple.*

8

Nexstar Proposal is Superior To Media General's Announced Transaction With Meredith

Key Metrics	Meredith Transaction	Nexstar Proposal
Currency/Price	▪ Issuing 54% of shares at market price ▪ No cash proceeds	▪ 30% premium ▪ 72% cash: almost equal to current Media General stock price
Valuation Multiple	▪ ~54% Publishing EBITDA acquired post-divestitures[1] ▪ Implied broadcast acquisition multiple of approximately 13x[2]	▪ No publishing EBITDA ▪ Valuation multiple of ~9.1x consistent with recent pure-play broadcast acquisition multiples
Business Mix	▪ Mix of broadcast and publishing assets	▪ Pure-play broadcast operator
Value	▪ Uncertain near and long-term value	▪ Participation in stronger company with greater upside potential
Divestitures / leakage	▪ ~37% of acquired broadcast EBITDA being divested	▪ ~7% of acquired broadcast EBITDA to be divested
Management	▪ Media General "handing over keys" to Meredith management	▪ Experienced management team with superior track record of value creation and acquisition integration and expense control ▪ "Owns" transaction execution and success
Dividend	▪ No dividend	▪ Nexstar annual dividend of $0.76/share (~1.7% yield) – record of annual increases

Source: Company filings and Wall Street research.
Note: Dollars in millions. Market data as of September 25, 2015.
(1) Assumes Meredith total EBITDA post divestitures of $256 million and Publishing EBITDA of $139 million.
(2) Assumes $3.1bn transaction value, Publishing value of $904 million ($139 million of Publishing EBITDA valued at 6.5x), Broadcast divestitures of $700 million ($70 million valued at 10x), and $117 million of net acquired Broadcast EBITDA.

9

Industry-Leading Management Team

Proven Track Record of Delivering Shareholder Value

5-Year Stock Price Performance

NXST +788.6%

S&P 500 +68.1%

MDP +39.3% MEG +17.7%

10 Source: Company filings and FactSet historical prices.

Market Reaction to Media General / Meredith Transaction



Pre-Annc. (9/4)
Post-Annc. (9/8)
Wall Street Research speculating on Nexstar / Media General (9/14)
Pre-Nexstar Annc. (9/25)
MEG Share Price
(6.0%)
(10.5%) Cum.
+11.7%
Post-Nexstar Speculation
0.0% Cum.
Further speculation regarding Nexstar / Media General (9/18)
$11.72
$11.15
$11.15
$10.48
$9.98
09/04/15
09/08/15
9/14/15
9/18/15
9/25/15
Media General, Inc.
S&P 500
Broadcast Index
Meredith Corporation

"Investors, on the other hand, seem both confused and disappointed. According to our conversations, they feel that Media General should not be re-entering the publishing space, that the price for Meredith is too high, and that the timing is just "strange." It sounds to us like top holders of Media General (and some of Meredith) are planning to vote this deal down in the hope that another co. comes in to bid (most peg Nexstar). Given the number of meetings we had last week, we haven't had the chance to dig into this transaction, but we don't have much confidence it goes through at this point."

- Wall Street Research, September 14th

"Nexstar has been the focus of some investor discussion about getting involved in the [Media General]-Meredith merger process, as a better potential merger partner for Media General."

- Wall Street Research, September 18th

Source: Wall Street research and FactSet.
(1) Broadcast Index includes NXST, TGNA, SBGI and SSP.

11

Compelling Combination

Nexstar is fully committed and prepared to take necessary steps to complete this transaction

– Thoroughly considered potential regulatory issues—prepared to make necessary divestitures

– Highly confident in ability to finance cash portion of transaction; will have committed financing in place

– 20 days to reach signed agreement post engagement by Media General

A pure-play broadcast Nexstar/Media General is a transformative combination that creates value for both companies’ shareholders

– Pro forma average ‘15/’16 free cash flow, net of divestitures, in excess of $10.50 per share

– Media General’s shareholders will share in future upside of strong, well positioned company

Combination is significantly more compelling than Media General’s announced combination with

Meredith

– No exposure to publishing

– Minimal divestitures / leakage

– Proven Nexstar management team: Unrivaled broadcast industry experience

– Annual dividend

Compelling Proposal with Substantial Premium, Certain and Immediate Cash Value, and Continued Participation in Ongoing Strategic and Financial Benefits of Combination

12

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Nexstar Broadcasting Group, Inc. (“Nexstar”) has made for a business combination transaction with Media General, Inc. (“Media General”). In furtherance of this proposal and subject to future developments, Nexstar (and, if a negotiated transaction is agreed, Media General) may file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and Exchange Commission (“SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Nexstar and/or Media General may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NEXSTAR AND MEDIA GENERAL ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to stockholders of Media General. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Nexstar or Media General through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Nexstar and certain of its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Nexstar’s directors and executive officers in Nexstar’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and Nexstar’s proxy statement for the 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 24, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Forward-Looking Statements

This communication includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Forward-looking statements include information preceded by, followed by, or that includes the words “guidance,” “believes,” “expects,” “anticipates,” “could,” or similar expressions. For these statements, Nexstar claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication, concerning, among other things, the ultimate outcome and benefits of any possible transaction between Nexstar and Media General and timing thereof, and future financial performance, including changes in net revenue, cash flow and operating expenses, involve risks and uncertainties, and are subject to change based on various important factors, including the possibilities that Nexstar will not pursue a transaction with Media General and that Media General will reject a transaction with Nexstar (or otherwise that no transaction will be consummated), the impact of changes in national and regional economies, our ability to service and refinance our outstanding debt, successful integration of Media General (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Nexstar, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events. Unless required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this communication might not occur. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. For more details on factors that could affect these expectations, please see our filings with the Securities and Exchange Commission.